Exhibit 2.1

DESCRIPTION OF SECURITIES

A summary of the material provisions governing our securities registered pursuant to Section 12(b) of the Exchange Act of 1934, as amended (the “Exchange Act”) is provided below. This summary is not complete and should be read together with our Amended and Restated Memorandum and Articles of Association (the “Charter”), a copy of which is filed with the U.S. Securities Exchange and Commission (the “SEC”). References herein to “we,” “us,” “our,” “Anghami Inc.” and the “Company” refer to Anghami Inc.

General

We are a Cayman Islands exempted company and our affairs are governed by our Charter, the Companies Act of the Cayman Island and the common law of the Cayman Islands. Pursuant to our Charter which was adopted upon the closing of the Business Combination, we are authorized to issue 2,150,000,000 ordinary shares and 5,000,000 preference shares, par value of US$0.0001 each.

On February 3, 2022, we consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Company, Vistas Media Acquisition Company Inc. (which following the Business Combination changed its name to Anghami (DE), Inc.), Anghami, an exempted company incorporated under the laws of the Cayman Islands (“Anghami”), Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of the Company, and Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of the Company. As a result of the Business Combination, Anghami and VMAC have become wholly-owned subsidiaries of the Company. On February 4, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Global Market under the symbol “ANGH” and the Vistas Media Acquisition Company Inc. warrants to purchase Vistas Media Acquisition Company Inc. Class A Common Stock that were converted into warrants to purchase ordinary shares of Anghami at an exercise price of $11.50 per share (“public warrants”) commenced trading on the Nasdaq Capital Market under the symbol “ANGHW.”

Ordinary Shares

Holders of ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by members.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preference Shares

Our board of directors (the “Anghami Inc. Board”) is authorized to issue preference shares from time to time in one or more series without member approval. The Anghami Inc. Board has the discretion under our Charter to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of our authorized but unissued undesignated shares, and the Anghami Inc. Board may issue those shares in series of preference shares, without any further member approval. The rights with respect to a series of preference shares may be greater than the rights attached the ordinary shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of ordinary shares until the Anghami Inc. Board determines the specific rights attached to any preference shares so issued. The effect of issuing preference shares could include, among other things, one or more of the following:

●	Restricting dividends in respect of the ordinary shares;

●	Diluting the voting power of the ordinary shares or providing that holders of preference shares have the right to vote on matters as a class;

●	Impairing the liquidation rights of the ordinary shares; or

●	Delaying or preventing a change of control of us.

Upon the consummation of the Business Combination, there were no preference shares outstanding, and we have no present plans to designate the rights of or to issue any preference shares.

Dividend Rights

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Anghami Inc. Board.

Variation of Rights

Under the our Charter, if our share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not we are being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material and adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of all of the holders of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Transfer of Shares

Members may transfer all or any of the member’s Shares in compliance with the rules and regulations of the designated stock exchange, the SEC and any other competent regulatory authority or as permitted by applicable law.

The Anghami Inc. Board may in its absolute discretion decline to register a transfer of Shares which are not fully paid up or on which we have a lien or issued under any share incentive scheme for employees upon which a transfer restriction imposed still exists. The Anghami Inc. Board may, but is not required to, decline to register a transfer of any Shares unless certain requirements are met.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Shares will be entitled to participate in any assets available for distribution in proportion to their shareholdings.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The our Charter permits indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default which may attach to such directors or officers. In addition, we entered into indemnification agreements with our directors and senior executive officers that provided such persons with additional indemnification beyond that provided in our Charter.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions in the Anghami Inc. Charter

Certain provisions in the Anghami Inc. Charter may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a member might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the ordinary shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Anghami Inc. Board.

Ordinary Shares

The authorized but unissued ordinary shares will be available for future issuance by the Anghami Inc. Board on such terms as the Anghami Inc. Board may determine, subject to any limitations in the Anghami Inc. Charter. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued ordinary shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Preference Shares

Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. If the Anghami Inc. Board decides to issue these preference shares, the price of ordinary shares may fall and the voting and other rights of the holders of ordinary shares may be materially adversely affected. Pursuant to the Anghami Inc. Charter, preference shares may be issued by us from time to time, and the Anghami Inc. Board is authorized (without any requirement for further member action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attaching to those shares (and any further undesignated shares which may be authorized by our members). See “— Preference Shares” above.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Anghami Inc. Charter for a proper purpose and for what they believe in good faith to be in our best interests.

Classified Board

The Anghami Inc. Charter provide that, subject to the right of holders of any series of preference shares, the Anghami Inc. Board will be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual general meeting. As a result, approximately one-third of the Anghami Inc. Board will be elected each year.

The classification of directors will have the effect of making it more difficult for members to change the composition of the Anghami Inc. Board. The Anghami Inc. Charter provide for a board comprised of between three and 12 directors, but in accordance with the Anghami Inc. Charter, the directors may increase or reduce the upper and lower limits of the number of directors.

Unanimous Action by Written Consent

The Anghami Inc. Charter provide that members may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each member who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Amendment of Governing Documents

As permitted by Cayman Islands law, the Anghami Inc. Charter may only be amended by a special resolution of the members.

Member Proposals and Director Nominations

An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.

The Anghami Inc. Charter provides for the ability of members to nominate candidates for election as directors and for the ability to bring business before a meeting of members, subject to meeting certain notice and delivery requirements.

General Meetings

The Companies Act provides members with only limited rights to requisition a general meeting, and does not provide member with any right to put any proposal before a general meeting. The Anghami Inc. Charter permit the Anghami Inc. Board or the chairperson of the Anghami Inc. Board to call general meetings. The Anghami Inc. Charter do not allow members to requisition a general meeting. The Anghami Inc. Articles, however, allows a member to put a proposal before a general meeting, subject to meeting certain notice and delivery requirements.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority members on a board of directors since it permits the minority member to cast all the votes to which the member is entitled on a single director, which increases the member’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Anghami Inc. Charter do not provide for cumulative voting.

Transactions with Interested Members

Cayman Islands law has no statute that prohibits certain business combinations with an interested member. However, although Cayman Islands law does not regulate transactions between a company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority members. Any merger or consolidation of us with one (1) or more constituent companies shall require the approval of a special resolution (66 2/3% of members at a general meeting where there is a quorum).

Dissolution; Winding Up

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an Ordinary Resolution (simple majority standard) of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Anghami Inc. Charter, if Anghami Inc. is wound up, the liquidator may distribute the assets available for distribution amongst the members in proportion to the par value of the ordinary shares held by them at the commencement of the winding up subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to Anghami Inc. for unpaid calls or otherwise.

Rights of Non-Resident or Foreign Members

There are no limitations imposed by the Anghami Inc. Charter on the rights of non-resident or foreign members to hold or exercise voting rights on our shares. In addition, there are no provisions in the Anghami Inc. Charter governing the ownership threshold above which member ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, the Anghami Inc. Board is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Inspection of Books and Records

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records.

Waiver of Certain Corporate Opportunities

The Anghami Inc. Charter provides for a waiver of the obligation to provide business opportunities to us for directors, members and affiliates of members, in each case, other than an officer (including any officer that is also a director, or a member or an affiliate of such member, as the case may be) (as more particularly described in the Anghami Inc. Charter). Notwithstanding that the waiver does not apply to any officer, officers are not restricted from engaging, directly or indirectly, in other business ventures of every type and description (other than any competing business, except to the extent permitted under the Anghami Inc. Charter).

Directors

Appointment of Directors

The Anghami Inc. Board is divided into three (3) classes designated as Class I, Class II and Class III, respectively with directors divided as nearly as possible into thirds among the classes. Directors shall be assigned to each class by the Anghami Inc. Board. At our 2022 annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of Anghami Inc., the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2024 annual general meeting of Anghami Inc., the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Anghami Inc., directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Directors are elected by a majority standard, which requires the number of votes cast for the person’s appointment to exceed the number of votes cast against the person’s appointment.

Removal of Directors

Under the Anghami Inc. Charter, a director may be removed from office only for cause by special resolution of Anghami Inc. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with such director’s creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) the director absents himself or herself (for the avoidance of doubt, without being represented by proxy) from three (3) consecutive meetings of the Anghami Inc. Board without special leave of absence from the Anghami Inc. Board, and the Anghami Inc. Board passes a resolution that he or she has by reason of such absence vacated office; or (v) is prohibited, by any applicable law or relevant code applicable to the listing of shares on the designated stock exchange, from being a director.

Filing Vacancies on the Anghami Inc. Board

Vacancies on the Anghami Inc. Board may be filled by the majority of the directors then in office, even if less than a quorum, or by a sole remaining director (subject to the Companies Act, applicable law, or any rights of any preference shares).

A director appointed to fill a vacancy resulting from the death, resignation or removal of a director serves the remainder of the full term of the director whose death, resignation or removal created the vacancy and until his or her successor shall have been appointed and qualified.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of members;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the members provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by member approval at general meetings.

Meetings of Members

As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings, however, directors are elected at annual general meetings.

Transfer Agent and Registrar

The transfer agent and registrar for ordinary shares is Continental Stock Transfer & Trust Company.

Listing

Our ordinary shares are listed on NASDAQ under the symbol “ANGH”.

Warrants

Public Warrants

Each warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share (or such lower price as we may determine pursuant to the terms of the warrant agreement), subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the Vistas Media Acquisition Company Inc.’s public offering and 30 days after the completion of the Business Combination, provided in each case that we have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire five years after the completion of the Business Combination, which will be February 3, 2027, at 5:00 p.m., New York City time (or such later date as we may determine pursuant to the terms of the warrant agreement), or earlier upon redemption or liquidation.

We will not be obligated to deliver any ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue an ordinary share upon exercise of a warrant unless ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

Redemption of Warrants

Once the warrants become exercisable, we may call the warrants for redemption for cash:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the closing of our initial business combination as described elsewhere in the Prospectus) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us for cash, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the closing of the Business Combination) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Service Warrants

In connection with the closing of the Business Combination, we issued 152,800 warrants exercisable for one ordinary share at $11.50 per share for services rendered in connection with the Business Combination. The service warrants are identical in terms to the public warrants and form part of the same class as, the public warrants.

Private Placement Warrants and Private Placement Unit Warrants

The private placement warrants and private placement unit warrants are identical to the public warrants, except that the private placement warrants and the private placement unit warrants and the ordinary shares issuable upon exercise of such warrants are not transferable, assignable or saleable until 30 days after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the private placement warrants and private placement unit warrants are non-redeemable so long as they are held by the Vistas Media Sponsor, LLC, I-Bankers Securities, Inc or their permitted transferees. If the private placement warrants and private placement unit warrants are held by someone other than the Vistas Media Sponsor, LLC, I-Bankers Securities, Inc or their permitted transferees, the private placement warrants and private placement unit warrants will be redeemable by the company and exercisable by such holders on the same basis as the public warrants.

Transfer Agent and Registrar

The transfer agent and registrar for our warrants is Continental Stock Transfer & Trust Company.

Listing

The public warrants are listed on NASDAQ under the symbol “ANGHW”.